UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Weave Communications, Inc.

(Name of Issuer)

Common stock, $0.0 001 par value per share

(Title of Class of Securities)

94724R108

(CUSIP Number)

Maureen Offer

Crosslink Capital, Inc.

2180 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,098,807
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,098,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,098,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 716,101
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 716,101
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 94724R108
1.	Names of Reporting Persons Michael J. Stark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,098,807
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,098,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,098,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 94724R108
1.	Names of Reporting Persons Crosslink Ventures VII Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,140,736
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,140,736
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,140,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2021 (the “Original Schedule 13D”) filed on behalf of Crosslink Capital, Inc. (“Crosslink”), Crosslink Capital Management, LLC (“CCM”), Crosslink Ventures VII Holdings, L.L.C. (“Ventures GP”) and Michael J. Stark (collectively, the “Filers”) relates to the Common Stock, 0.00001 par value (the “Stock”), of Weave Communications, Inc. (the “Issuer”). This Amendment is being filed by the Reporting Persons to amend and supplement the information included in the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages of this Amendment for the aggregate number of shares of Stock and percentages of the shares of Stock beneficially owned by each Filer. Calculations of the percentage of the shares of Stock beneficially owned is based on 71,813,071 shares of Stock outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

(b)	See rows (7) through (10) on the cover pages of this Amendment for the number of shares of Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Filers engaged in the following transactions in the Issuer’s Stock in the 60 days preceding the date of this Schedule 13D:

Name	Transaction	Date	Number of Shares		Price Per Share
The Funds	In-kind Distribution	10/31/2024	739,314	*	**
The Funds	Sale	11/01/2024	89,555		$12.98

*	Represents the number of shares distributed by the Funds to their respective limited partners. Additionally, 204,218 shares were distributed by the Funds to Ventures GP, the general partner of the distributing Funds, which shares are held directly by Ventures GP.

**	The in-kind distribution was effected for no additional consideration.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 99.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

Crosslink Capital, Inc.

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

Crosslink Capital Management, LLC

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

Crosslink Ventures VII Holdings, L.L.C.

By:	/s/ Maureen Offer
	Name:	Maureen Offer
	Title:	Chief Financial Officer

/s/ Michael J. Stark
Michael J. Stark

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

Exhibit 99.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.